UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   King, Gregory C.
   One Valero Place
   San Antonio, TX  78212
   USA
2. Issuer Name and Ticker or Trading Symbol
   Valero Energy Corporation
   VLO
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   01/31/2000
5. If Amendment, Date of Original (Month/Year)
   01/31/2000
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President and Chief Operating Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, $.01 par valu|01/20/|A   |V|2,474             |A  |           |                   |      |                           |
e                          |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|01/20/|M   | |2,000             |A  |           |                   |      |                           |
e                          |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|01/20/|M   | |3,668             |A  |           |                   |      |                           |
e                          |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|01/20/|F   |V|2,998             |D  |$21.8125   |                   |      |                           |
e                          |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|01/20/|M   | |1,600             |A  |           |                   |      |                           |
e                          |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|01/28/|F   |V|697               |D  |$22.125    |                   |      |                           |
e                          |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|01/20/|F   |V|1,015             |D  |           |27,323             |D     |                           |
e                          |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, $.01 par valu|      |    | |                  |   |           |1,208.3334         |I     |401(K) Plan                |
e                          |      |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
 Employee Stock Option|$17.50  |10/21|A   |V|12,500     |A  |10/21|01/28|Common Stock|12,500 |       |12,500      |D  |            |
 (right to buy)       |        |/99  |    | |           |   |/00 (|/08  |            |       |       |            |   |            |
                      |        |     |    | |           |   |1)   |     |            |       |       |            |   |            |
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 Performance Shares (a|(2)     |01/20|A   |V|10,000     |A  |(2)  |01/20|Common Stock|10,000 |       |10,000      |D  |            |
ward)                 |        |/00  |    | |           |   |     |/03  |            |(2)    |       |            |   |            |
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 Performance Shares (s|1 for 2 |01/20|M   | |800        |D  |01/20|01/23|Common Stock|1,600  |       |0           |D  |            |
ettlement)            |        |/00  |    | |           |   |/00  |/00  |            |       |       |            |   |            |
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 Performance Shares (s|1 for 2 |01/20|M   | |1,000      |D  |01/20|01/28|Common Stock|2,000  |       |1,000       |D  |            |
ettlement)            |        |/00  |    | |           |   |/00  |/01  |            |       |       |            |   |            |
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 Performance Shares (s|1 for 2 |01/20|M   | |1,834      |D  |01/20|01/20|Common Stock|3,668  |       |3,666       |D  |            |
ettlement)            |        |/00  |    | |           |   |/00  |/02  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) The option vests in three equal annual installments beginning October 21, 2000. The option is automatically exercised in the event the average of the high and low sales price per share of
Valero's common stock on the New York Stock Exchange equals or exceeds $31.25 with respect to portions of the options which have vested.
(2) Award of performance shares under the Valero Energy Corporation Executive Stock Incentive Plan. The performance shares vest incrementally over a three year period and are payable in common stock in amounts ranging from zero to 200 percent of the performance shares.
SIGNATURE OF REPORTING PERSON
/s/ Jay D. Browning as Attorney-in-Fact for Gregory C. King